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                                                                     Exhibit 12


                           FLEMING COMPANIES, INC.
              COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES


                                            FISCAL YEAR ENDED THE LAST SATURDAY IN DECEMBER
                                    1993           1994           1995           1996           1997
                                                        (IN THOUSANDS OF DOLLARS)
Earnings:
 Pre-tax income                 $ 72,078       $112,337       $ 85,892       $ 54,573       $ 82,685
 Fixed charges, net              102,311        148,125        212,173        204,527        199,329


Total earnings                  $174,389       $260,462       $298,065       $259,100       $282,014


Fixed charges:
 Interest expense               $ 78,029       $120,071       $175,390       $163,466       $162,506
 Portion of rental charges
     deemed to be interest        22,969         27,746         36,456         40,699         36,456
 Capitalized interest and
     debt issuance cost
     amortization                  1,005            364            708            104          1,186

Total fixed charges             $102,003       $148,181       $212,554       $204,269       $200,148


Ratio of earnings
     to fixed charges               1.71           1.76           1.40           1.27           1.41


"Earnings" consist of income from continuing operations before income taxes and fixed charges excluding capitalized interest. Capitalized interest amortized during the respective periods is added back to earnings.

"Fixed charges, net" consist of interest expense, an estimated amount of rental expense which is deemed to be representative of the interest factor and amortization of capitalized interest and debt issuance cost.

The pro forma ratio of earnings to fixed charges is omitted as it is not applicable.